Exhibit 99.1

March 31, 2009
(in United States Dollars, unless otherwise stated)

Consolidated Balance Sheets
(unaudited, in thousands of United States Dollars)

	March 31	December 31
	2009	2008

ASSETS
Current
Cash and cash equivalents	$24,686	$3,258
Receivables
Commodity taxes	8,129	8,762
Trade / other	2,169	4,932
Inventories (Note 5)	51,692	49,318
Prepaids and deposits	2,883	2,389
	89,559	68,659

Deposits on property, plant and equipment	4,331	4,930
Other long-term assets	4,462	4,653
Long-term ore stockpiles (Note 5)	2,374	2,119
Mining interests and property, plant and equipment	600,707	597,126
Goodwill	106,799	106,799

	$808,232	$784,286

LIABILITIES
Current
Payables and accruals	$34,044	$30,457
Current portion of long-term debt and capital leases
and other long-term obligations (Note 6)	40,411	30,861
	74,455	61,318

Long-term debt and capital leases (Note 6)	4,532	7,991
Other long-term obligations (Note 6)	4,317	4,677
Asset retirement obligations	3,595	3,622
Employee future benefits	1,807	1,659
Future income taxes	76,377	77,301
	165,083	156,568
SHAREHOLDERS’ EQUITY
Capital stock	741,810	719,426
Contributed surplus	23,710	33,288
Deficit	(128,805)	(131,430)
Accumulated other comprehensive income	6,434	6,434
	643,149	627,718

	$808,232	$784,286

Nature of operations and going concern assumption (Note 1)
Subsequent event (Note 15)

Signed on behalf of the Board:	“Signed”	“Signed”
	Fred George, Director	George Elliott, Director

See accompanying notes to the unaudited consolidated financial statements.	1

Consolidated Statements of Operations and Comprehensive Income
(unaudited, in thousands of United States Dollars except per share data)

For the three months ended	March 31, 2009	March 31, 2008

Revenue from mining operations	$47,349	$51,368

Expenses
Production costs, excluding amortization & depletion	21,898	26,697
Refining costs	563	374
General and administrative costs	9,460	5,014
Amortization, depletion and accretion	9,741	9,926
	41,662	42,011

Earnings before other items	5,687	9,357

Interest on long-term debt	(935)	(570)
Foreign exchange gain	599	3,352
Interest and other income	184	74
	(152)	2,856

Earnings before income taxes	5,535	12,213

Future income tax expense	1,184	1,927
Current tax expense	1,726	1,797
	2,910	3,724

Net earnings and comprehensive income	$2,625	$8,489

Earnings per share (Note 7)
Basic	$0.02	$0.07
Diluted	$0.02	$0.07

Weighted average shares outstanding (Note 7)
Basic	121,763,558	118,227,858
Diluted	122,781,981	120,826,919

See accompanying notes to the unaudited consolidated financial statements.	2

Consolidated Statements of Cash Flows
(unaudited, in thousands of United States Dollars)

For the three months ended	March 31, 2009	March 31, 2008

OPERATING ACTIVITIES
Net earnings	$2,625	$8,489
Payment on other long-term obligations	(325)	-
Items not affecting cash (Note 8)	11,991	10,766
Change in non-cash operating working capital (Note 8)	4,740	(4,702)
	19,031	14,553

INVESTING ACTIVITIES
Decrease / (increase) in deposits on property, plant and equipment	599	(502)
Expenditures on mining interests and property, plant and equipment	(15,114)	(12,961)
Proceeds on sale of property, plant and equipment	7,176	-
	(7,339)	(13,463)

FINANCING ACTIVITIES
Repayment of capital lease obligation	(1,758)	(608)
Proceeds from long-term debt	-	4,380
Repayment of long-term debt	(15)	(2,135)
Proceeds from exercise of stock options	11,509	937
	9,736	2,574

Net increase in cash and cash equivalents	21,428	3,664

Cash and cash equivalents, beginning of period	3,258	3,709
Cash and cash equivalents, end of period	$24,686	$7,373

Cash and cash equivalents is comprised of the following:

Cash	$18,385	$5,473
Temporary investments	6,301	1,900
	$24,686	$7,373

See accompanying notes to the unaudited consolidated financial statements.	3

Consolidated Statements of Shareholders’ Equity
(unaudited, in thousands of United States Dollars)

For the three months ended	March 31, 2009	March 31, 2008

Capital stock
Balance, beginning of period	$719,426	$699,512
For cash pursuant to exercise of stock options	11,509	937
Fair value of share-based compensation	10,875	10,425
Balance, end of period	$741,810	$710,874

Contributed surplus
Balance, beginning of period	$33,288	$42,373
Fair value of share-based compensation	(10,875)	(10,425)
Forfeitures of stock options	(16)	(83)
Stock option expense	1,313	409
Balance, end of period	$23,710	$32,274

Deficit
Balance, beginning of period	$(131,430)	$(161,669)
Net earnings	2,625	8,489
Balance, end of period	(128,805)	(153,180)
Accumulated other comprehensive income	6,434	6,434
Total deficit and accumulated other comprehensive income	$(122,371)	$(146,746)

Total shareholders’ equity	$643,149	$596,402

See accompanying notes to the unaudited consolidated financial statements.	4

Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise stated)

1.

Nature of operations and going concern assumption

Gammon Gold Inc. (the “Company”) is a publicly traded company engaged in the mining, development, exploration and acquisition of resource properties. The Company’s common shares are listed on the Toronto Stock Exchange (TSX: GAM) and the New York Stock Exchange (NYSE: GRS).

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The future of the Company is dependent on its ability to raise capital, its ability to generate sufficient cash flow from the Ocampo and El Cubo properties to make required debt repayments and fund capital expenditures, fluctuations in foreign currency exchange rates, and the market price of gold and silver. In November 2008, the Company renegotiated its credit facility; however the Company is not in compliance with one of the March 31, 2009 covenants on this facility and therefore does not have access to the undrawn balance. In addition, the loan agreement provides that the lenders are entitled, at their option, to give notice to the Company that the debt outstanding is immediately due and payable. Accordingly, the debt has been reclassified as a current liability. During the current period, the Company has generated positive earnings and cash flows from operations and has forecasted continuing positive earnings and cash flows in future years, thereby making the going concern assumption appropriate. If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.

Basis of presentation

The consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, except that they do not contain all of the disclosures required for annual financial statements. The interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2008, except as noted. These interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2008.

3.

Changes in accounting policies

(i)

Section 3064, Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted Section 3064, Goodwill and Intangible Assets, which replaced existing Section 3062, Goodwill and Other Intangible Assets. This new section establishes standards for the recognition of internally developed intangible assets. The standards for the recognition and impairment testing of goodwill are carried forward unchanged. This new standard did not have any effect on the Company’s financial results.

(ii)

EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, the Company adopted EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This abstract requires that credit risk be taken into account in determining the fair value of financial instruments and financial liabilities, including derivative instruments. This new standard did not have any effect on the Company’s financial results.

4.

Recent accounting pronouncements

The following is an overview of recent accounting pronouncements that the Company will be required to adopt in future years:

(i)	Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests which replace Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601, together with Section 1602, establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time.

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Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise stated)

(ii)

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February of 2008, the AcSB announced that 2011 is the changeover date for publicly accountable enterprises to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

5.

Inventories

	March 31	December 31
	2009	2008
Supplies	$11,451	$11,199
Ore stockpiles	2,998	3,319
Ore in process	38,203	36,156
Finished product	1,414	763
	54,066	51,437
Less: Long-term ore stockpiles	(2,374)	(2,119)
	$51,692	$49,318

6.

Long-term debt and capital leases

On February 20, 2009, the Company entered into a transaction whereby several pieces of equipment were sold and subsequently leased back. This transaction had the effect of increasing capital lease obligations by $5,091 and increasing property, plant and equipment by $306. The Company has recognized a deferred gain of $181, included in other long-term obligations, on the sale of the equipment which will be amortized over the 36 month term of the lease.

The Company’s credit facility contains a number of financial and operational covenants and is secured by a first-ranking lien on all present and future assets, property and undertaking of the Company. The Company is not in compliance with one of the March 31, 2009 covenants. Accordingly, all debt outstanding under the credit facility has been reclassified as current in the consolidated financial statements, and the Company no longer has access to the undrawn balance of the facility.

7.

Earnings per share

Basic earnings per share is calculated based on the weighted average number of shares outstanding during the period ended March 31, 2009 of 121,763,558 (March 31, 2008 – 118,227,858). Diluted earnings per share is based on the assumption that options under the stock option plan that have an exercise price less than the average market price of the Company’s common shares during the period have been exercised on the later of the beginning of the period and the date granted. As of March 31, 2009, 3,063,110 stock options (March 31, 2008 – 2,193,110) were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

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Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise stated)

8.

Supplemental cash flow information

	March 31	March 31
Items not affecting cash:	2009	2008
Amortization, depletion and accretion	$9,752	$9,926
Transaction costs	442	-
Unrealized foreign exchange gain	(1,387)	(1,854)
Stock option expense, net of forfeitures	1,297	430
Employee future benefits	188	337
Future income tax expense	1,184	1,927
Other long-term assets	191	-
Other long-term obligations	324	-
	$11,991	$10,766

Change in non-cash working capital:
Receivables	$3,236	$(3,369)
Inventories	(2,667)	(4,999)
Prepaids and deposits	(554)	271
Payables and accruals	4,725	3,395
	$4,740	$(4,702)

Interest paid	$640	$578
Taxes paid	$100	$1,379

9.

Employee future benefits

The Company accrues employee future benefits for workers in Mexico in accordance with statutory requirements. In addition, the Company established a post-retirement benefit plan for a member of senior management. The plan provides for a lump sum retirement benefit at age 65, determined as a multiple of the members’ aggregate salary in 2006 and 2007. All employee future benefit plans are unfunded, and have measurement dates and actuarial valuation dates of December 31st. For the three months ended March 31, 2009, the Company has recorded $202 in employee future benefit expenses (three months ended March 31, 2008 -$309).

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Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise stated)

10. Related party transactions

The Company had the following related party transactions, which were in the normal course of operations and measured at the exchange amount:

		March 31	March 31
		2009	2008
(a)	Production costs – labour	$8,174	$8,830
(a)	Mining interests – labour	417	294
(b)	Production costs – consumables	3,817	1,378
		$12,408	$10,502

(a)	The Company pays a third party company related to a director for the provision of workers in the Mexican operations at cost plus 8 – 10%.

(b)	The Company pays a third party company related to a director for the provision of lubricant and fuel, the prices of which are regulated in Mexico.

As at March 31, 2009, the Company had included $2,067 (December 31, 2008 - $1,922) in payables and accruals and $854 (December 31, 2008 - $1,022) in prepaids and deposits, representing the amounts owing or paid to these related parties.

11. Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, payables and accruals, long-term debt and capital leases. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company’s receivables and payables are denominated in Mexican Pesos or Canadian dollars. Balances are translated at the period end based on the Company’s accounting policy as set out in Note 2(c) to the annual consolidated financial statements.

The Company estimates that the fair value of its cash and cash equivalents, receivables, payables and accruals, and long-term debt approximate the carrying value of the assets and liabilities due to the relatively short-term nature of these instruments.

12. Financial risk management

In the normal course of operations, the Company is exposed to commodity price, interest rate, foreign currency exchange, credit and liquidity risks. The Company has developed a risk management process to identify, analyze, and assess these risks, and has formed a Risk Committee to monitor these risks. The Board of Directors has overall responsibility for the oversight of the Company’s risk management framework, and receives regular reports from the Risk Committee.

Commodity price risk

The profitability of the Company’s gold mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold and silver, the level of interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and the stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. The Company does not actively hedge this exposure.

Interest rate risk

The Company is exposed to interest rate risk on its variable rate debt. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates. If interest rates had been 50 basis points higher during the three months ended March 31, 2009, equity and net earnings would have decreased by $46, arising mainly as a result of higher interest rates on variable borrowings. This analysis assumes that other variables remain constant (a 50 basis points decrease in interest rates would have had the equal but opposite effect).

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Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise stated)

Foreign currency exchange rate risk

All metal sales revenues for the Company are denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars (CAD) and Mexican Pesos (MXN). These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company did not actively manage this exposure in the quarter.

At March 31, 2009, the Company’s exposure to foreign currency exchange risk in Canadian dollars and Mexican pesos was as follows:

	CAD	MXN
Cash and cash equivalents	$8,954	$103,737
Receivables	448	128,182
Payables and accruals	(13,502)	(142,708)
Long-term debt and capital leases	(140)	(1,240)
Future income tax liabilities	(66,767)	(332,573)
Net balance sheet exposure	$(71,007)	$(244,602)

A 10% weakening of these currencies against the US dollar at March 31st would have increased / (decreased) equity and net earnings by the amounts shown below. This analysis assumes that other variables, in particular interest rates, remain constant (a 10% strengthening would have had the equal but opposite effect).

Equity / earnings
Translation of net CAD exposure	$5,100
Translation of net MXN exposure	1,564

Credit risk

Credit risk relates to receivables and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. For cash and cash equivalents and receivables, the Company’s credit risk is limited to the carrying amount on the balance sheet. The Company manages credit risk by transacting with highly-rated counterparties and establishing a limit on contingent exposure for each counterparty based on the counterparty’s credit rating. Exposure on receivables is limited as the Company sells its products to a small number of organizations, on which the historical level of defaults is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they become due. The Company manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its business requirements, taking into account anticipated cash flows from operations and holdings of cash and cash equivalents.

The following are the contractual maturities of financial liabilities, including interest payments:

	Carrying	Contractual	Less than	6 - 12	1 - 2	2 – 5	More than
	amount	cash flows	6 months	months	years	years	5 years
Payables and accruals	$34,044	$(34,044)	$(34,044)	$-	$-	$-	$-
Long-term debt and capital leases	44,184	(45,208)	(39,511)	(1,165)	(2,099)	(2,433)	-
Other long-term obligations	4,351	(5,600)	-	(800)	(800)	(2,400)	(1,600)

	$82,579	$(84,852)	$(73,555)	$(1,965)	$(2,899)	$(4,833)	$(1,600)

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Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise stated)

13.

Capital management

The primary objective of managing the Company’s capital is to ensure that there is sufficient available capital to support the funding requirements of the Company, including capital expenditures, in a way that optimizes the cost of capital and shareholder returns, and ensures that the Company remains in a sound financial position. There were no changes to the Company’s overall capital management approach during the current quarter.

The capital of the Company consists of items included in shareholders’ equity and debt obligations. The Company manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or when funding is required. This may take the form of raising equity or debt.

The Company monitors capital through the gross debt to total equity ratio, and targets a ratio of less than 25%. As at March 31, 2009, the ratio of gross debt to total equity was 6.87% (December 31, 2008 – 6.13%), calculated as follows:

	March 31, 2009	December 31, 2008
Current portion of long-term debt and capital leases	$39,652	$30,461
Long-term debt and capital leases	4,532	7,991
Gross debt	44,184	38,452

Shareholders’ equity	$643,149	$627,718

Gross debt / Shareholders’ equity	6.87%	6.13%

14.

Segmented information

Information is reported on a mine by mine basis, and therefore the Company’s operating segments are represented by the individual mines and the corporate operations. Revenue in both mining segments is derived from the sale of gold and silver.

The following are the operating results by segment:
				March 31, 2009
	Ocampo	El Cubo	Corporate	Total
Revenue from mining operations	$35,006	$12,343	$-	$47,349
Production costs	14,878	7,020	-	21,898
Refining costs	375	188	-	563
General and administrative costs	1,470	333	7,657	9,460
Amortization, depletion and accretion	6,523	3,168	50	9,741
	23,246	10,709	7,707	41,662
Earnings / (loss) before other items	$11,760	$1,634	$(7,707)	$5,687
Expenditures related to mining interests and property, plant and equipment	$13,218	$1,872	$24	$15,114
Total assets	$419,676	$380,221	$8,335	$808,232

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Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise stated)

				March 31, 2008
	Ocampo	El Cubo	Corporate	Total
Revenue from mining operations	$33,972	$17,396	$-	$51,368
Production costs	16,667	10,030	-	26,697
Refining costs	224	150	-	374
General and administrative costs	1,005	25	3,984	5,014
Amortization, depletion and accretion	5,608	4,301	17	9,926
	23,504	14,506	4,001	42,011
Earnings / (loss) before other items	$10,468	$2,890	$(4,001)	$9,357
Expenditures related to mining interests and property, plant and equipment	$10,814	$2,136	$11	$12,961
Total assets	$392,530	$374,081	$2,588	$769,199

All goodwill included on the balance sheet relates to the El Cubo operating segment.

15.

Subsequent event

On April 29, 2009, the Company announced that strike action had commenced at its El Cubo mine as a result of the expiry of the collective agreement on April 23, 2009.

16.

Comparative figures

Certain of the comparative figures for the prior period have been reclassified to conform with the financial statement presentation adopted for March 31, 2009.

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